EXHIBIT 21.1

Subsidiaries of Maxwell Technologies, Inc.

ENTITY	STATE/COUNTRY OF INCORPORATION
Maxwell Technologies, Inc.	California
Maxwell Technologies SA	Switzerland
Maxwell Technologies Systems Division, Inc.	California
PurePulse Technologies, Inc.	Delaware
I-Bus/Phoenix, Inc.	California